

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2011

Via E-mail
Denise R. Cade, Esq.
Senior Vice President and
General Counsel
SunCoke Energy, Inc.
1011 Warrenville Road, 6th Floor
Lisle, IL 60532

> **Re:** **SunCoke Energy, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 3, 2011**
> **File No. 333-173022**

Dear Ms. Cade:

We have reviewed your registration statement and have the following comments.

General

1. We note that you filed a confidential treatment request for several exhibits on June 6, 2011. Please note that comments regarding your confidential treatment request will be sent under separate cover. Please be advised that comments on the outstanding confidential treatment request must be resolved before we will accept a request to accelerate the effectiveness of the registration statement.

2. We note that you intend to issue senior notes in a concurrent private offering. Please address the impact of the public offering of the securities covered by this registration statement, which began when the Form S-1 was filed, on the private offering referenced in your disclosure on page 191. If you do not believe the public offering constitutes general solicitation or general advertising with regard to the note offering, please explain. Refer generally to SEC Release No. 33-8828 (Aug. 3, 2007).

Prospectus Summary, page 1

Recent Developments, page 7

3. Please disclose the total debt you will hold after completing the public offering and the private offering of senior notes and entering into the credit facilities.

4. Please disclose the expected interest rates for each of the debt instruments to be entered into concurrently with the offering transactions. The interest rates would appear to be material to investors, as interest expense will have a significant impact on your consolidated financial statements going forward.

5. Please disclose how you intend to use the proceeds from the new debt instruments.

6. We note that the consummation of the public offering is conditioned upon Sunoco's receipt from you of $575 million from the proceeds of your debt financing. Please disclose the reason for this payment. On page 50, it appears that this payment will be made to satisfy a portion of your intercompany debt to Sunoco. We further note that the consummation of the credit facilities and the senior notes and the consummation of the public offering are conditioned on each other. Please disclose these conditions and any other conditions to the public offering in the section entitled "The Offering" on page 10.

The Underwriting and Exchange, page 8

7. We note your response to comment two in our letter dated May 25, 2011, in which you intend to disclose the value of the debt obligations held by the debt exchange parties that will be exchanged for your shares of common stock on page 199 of the Form S-1. Considering the significance of this transaction to this offering, please also include this disclosure in the Prospectus Summary.

Unaudited Pro Forma Combined Financial Statements, page 50

8. We note your disclosure on page seven that there is no assurance that you will enter into the credit facilities and senior notes offering concurrently with the IPO and that you are also unable to determine the final terms of the credit facilities and senior notes. In accordance with Article 11-02(b)(8) of Regulation S-X, please present separate pro forma presentations for the various outcomes (i.e., IPO without the financing, IPO with the financing, IPO with other financing terms, et cetera). Please present the contribution of The Claymont Investment Company and the IPO in a separate column from the financing transactions in each of the separate presentations. Please refer to Instruction 6 to Article 11-02 of Regulation S-X for guidance. Please also revise your other sections in the Form S-1 that provide summary pro forma financial information to disclose the results of the various outcomes related to the uncertain financing and corresponding terms (i.e., Summary Historical and Pro Forma Financial and Operating Data, Risk Factors, Capitalization, Description of Certain Indebtedness, et cetera).

1. Pro Forma Adjustments and Assumptions, page 54

9. We note that you have reduced Advances from affiliate by $290,808,000 due to the consolidation of The Claymont Investment Company per note (D). However, we did not note disclosure in Note 3 to the consolidated financial statements as of March 31, 2011

for any obligations by SunCoke to The Claymont Investment Company. As such, please provide a more comprehensive explanation as to how the consolidation of The Claymont Investment Company results in a reduction of your advances from affiliate.

10. Please revise your disclosure for note (G) to explain how you determined the amounts to be reclassified from Sunoco's net parent investment to common stock and additional paid in capital in connection with the transactions. Please refer to Article 11-02(b)(6) of Regulation S-X.

11. Please revise your adjustment referenced by note (I) to use the stated interest rates for each of the three debt instruments that will be entered into concurrently with the transactions. Please provide a sensitivity analysis for those debt instruments with a variable interest rate. In this regard, it appears that the senior notes will have a fixed interest rate. Please refer to Article 11-02(b)(6) of Regulation S-X.

12. Please revise note (J) to provide a specific explanation as to what this adjustment is and how you calculated the adjustment amount. Please refer to Article 11-02(b)(6) of Regulation S-X.

13. Please revise note (K) to state the term of the debt instruments the debt financing fees are being amortized over. Please refer to Article 11-02(b)(6) of Regulation S-X.

14. Please revise note (L) to explain how you calculated the change in borrowing costs that would have been capitalized. Please refer to Article 11-02(b)(6) of Regulation S-X.

15. Please revise note (M) to clarify that you used your statutory tax rate to estimate the tax impact of the adjustments. Please refer to Instruction 7 to Article 11-02 of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 55

16. In the third full paragraph on page 56, we note that you acquired HKCC Companies for approximately $52 million and certain contingent consideration. Please disclose the contingent consideration in more detail, including the factors upon which the consideration is contingent.

Three Months Ended March 31, 2011 compared to Three Months Ended March 31, 2010, page 71

17. We note that the Jewell Coke reportable segment's earnings margin declined from 57.9% to 28%. Please provide a more comprehensive analysis for this decline. In this regard, please explain how the lower sales pricing resulted in lower margins, including

quantification of the impact to earnings. Please also quantify the average coal prices for each period, including quantification of the impact to earnings.

18. We note that the Haverhill and Granite City facilities were able to recover the higher coal and other operating costs, but the Indiana Harbor facilities were not. Please provide an explanation as to why.

19. Please explain what the operational issues and changes in geological conditions were that negatively impacted the March 31, 2011 operating margins.

Liquidity and Capital Resources, page 75

20. On page F-38, we note your discussion of certain credit agreements that you have with Sunoco, Inc. (R&M). Please discuss these credit agreements in your Liquidity section, including the total amount available and outstanding, the interest rate, the expiration date, any applicable covenants, and a statement as to whether you are in compliance with these covenants.

Capital Requirements and Expenditures, page 76

21. Please specifically identify the ongoing capital expenditure that you refer to as "recurring maintenance spending" for $48 million in fiscal year 2011, including an explanation as to why the capital expenditures are not considered normal repairs and maintenance.

Critical Accounting Policies, page 79

Properties, Plants and Equipment, page 80

22. Please revise your disclosures for your assessment of the Indiana Harbor cokemaking facility for impairment as of December 31, 2010 to provide investors with an understanding as to how the March 31, 2011 results compare to the estimates previously made.

SunCoke Combined Financial Statements for the Fiscal Year Ended December 31, 2010

1. Summary of Significant Accounting Policies, page F-7

Properties, Plants and Equipment, page F-9

23. We note your statement that "indirect costs are generally not capitalized." We further note your disclosure on page 80 in which you state no indirect costs are capitalized. Please revise your disclosures to be consistent. To the extent that you continue to state that you generally do not capitalize indirect costs, please revise your disclosure to explain those indirect costs that are capitalized, how you determined the amount of indirect costs

to capitalize, that general and administrative costs are not capitalized, and the amount of indirect costs capitalized for each period presented.

SunCoke Combined Financial Statements for the Fiscal Quarter Ended March 31, 2011

2. Acquisition, page F-36

24. We note your disclosure on page F-37 regarding your reliance on a valuation report by a third party valuation expert in estimating the fair value of the intangible assets and asset retirement obligations acquired from HKCC. Please tell us the nature and extent of this third party's involvement and explain whether you believe the third party was acting as an expert such that SunCoke must disclose the name of the third party in its registration statement and obtain the third party's consent to be named.

7. Commitments and Contingent Liabilities, page F-42

25. We note your disclosure regarding the demand notice from the EPA. While we understand that you may not be able to determine the ultimate penalty, please disclose the amount or range of reasonably possible loss in excess of accrual. If you do not believe the amount will be material to your combined financial position, results of operations or cash flows, please state as such. If you are unable to estimate the amount or range of reasonably possible loss in excess of accrual, please disclose this fact. Please refer to ASC 450-20-50-1 – 50-5 for guidance.

Management, page 123

26. Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Darnall should serve as a director for you in light of your business and structure. If material, this disclosure should cover more than the past five years, including information about his particular areas of expertise or other relevant qualifications. See Item 401(e) of Regulation S-K.

Exhibit Index

27. It appears that you have not yet filed Exhibits 10.12 and 10.24. Please file these exhibits in your next amendment or advise us as to where they are filed.

You may contact Tracey Houser at (202) 551-3736 or Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: David A. Katz, Esq.
        Wachtell, Lipton, Rosen & Katz
        51 W. 52nd Street
        New York, NY 10019